Filed by Griffin-American Healthcare REIT IV, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended

Subject Company: Griffin-American Healthcare REIT III, Inc.
Registration Statement on Form S-4: 333-257974

MERGER PROPOSED! YOUR VOTE IS URGENTLY NEEDED!

GRIFFIN-AMERICAN HEALTHCARE REIT III

Dear Fellow Stockholder,

We are pleased to provide you with proxy materials for the Griffin-American Healthcare REIT III, Inc. ("GAHR III") Special Meeting of Stockholders, which will be held on September 30, 2021. We urge you to vote as soon as possible to ensure that the meeting can occur on time.

Why should I vote?

This is your opportunity to vote on important proposals, including the proposed merger we announced on June 24, 2021, whereby GAHR III will be acquired by Griffin-American Healthcare REIT IV, Inc. ("GAHR IV") in a tax-free, stock-for-stock transaction that will create a combined company with a gross investment value[1] of approximately $4.2 billion in healthcare real estate assets. Upon completion of the proposed merger, the newly combined company, to be renamed American Healthcare REIT, Inc., will be the 11th largest healthcare-focused real estate investment trust globally[2]. The Board of Directors recommends that you vote in favor of each of the proposals described in the proxy materials.

Your vote for this meeting is extremely important, regardless of the number of shares you own. If sufficient votes are not cast before the meeting, it may be necessary to adjourn and reschedule, incurring additional costs. If you have questions or need assistance voting your shares, please call 1-855-928-4498 and a proxy specialist can assist you.

Please join your fellow stockholders and vote today!

Griffin-American Healthcare REIT III, Inc.

Jeffrey T. Hanson
Chief Executive Officer and Chairman

(1) Gross investment value is comprised of acquisition costs and subsequent capital expenditures that pertain to the company's pro-rata ownership.
(2) Based on gross investment value as of March 31, 2021, as provided by KeyBanc Capital Markets.

FOUR WAYS TO VOTE

PROXY QUESTIONS?
Call 1-855-928-4498

ONLINE

WWW.PROXYVOTE.COM
Please have your proxy card in hand when accessing the website. There are easy-to-follow directions to help you complete the electronic voting instruction form.

PHONE

WITHOUT A PROXY CARD
Call 1-855-928-4498
Monday to Friday, 9:00 a.m. to 10:00 p.m. ET to speak with a proxy specialist.
WITH A PROXY CARD
Call 1-800-690-6903 with a touch-tone phone to vote using an automated system.

QR CODE

WITH A SMARTPHONE
Vote by scanning the Quick Response Code or "QR Code" on the Proxy Card/VIF enclosed.

MAIL

VOTE PROCESSING
Mark, sign and date your ballot and return it in the postage-paid envelope provided.

ADDITIONAL INFORMATION ABOUT THE MERGER

In connection with the proposed merger, GAHR IV filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 containing a Joint Proxy Statement/Prospectus jointly prepared by GAHR III and GAHR IV and other related documents. The Joint Proxy Statement/Prospectus contains important information about the merger and related matters. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY GAHR III AND GAHR IV WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GAHR III, GAHR IV AND THE PROPOSED MERGER. Investors and stockholders of GAHR III and GAHR IV may obtain free copies of the registration statement, the Joint Proxy Statement/Prospectus and other relevant documents filed by GAHR III and GAHR IV with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by GAHR III and GAHR IV with the SEC are also available free of charge on GAHR III's and GAHR IV's websites at www.healthcarereit3.com and www.healthcarereitiv.com, respectively.

PARTICIPANTS IN SOLICITATION RELATING TO THE MERGER

GAHR III and GAHR IV, their respective directors and officers, and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding GAHR III's directors and executive officers can be found in GAHR III's 2020 Annual Report on Form 10-K filed with the SEC on March 25, 2021. Information regarding GAHR IV's directors and executive officers can be found in GAHR IV's 2020 Annual Report on Form 10-K filed with the SEC on March 26, 2021. Additional information regarding the interests of such potential participants is included in the Joint Proxy Statement/Prospectus and other relevant documents filed with the SEC in connection with the merger. These documents are available free of charge on the SEC's website and from GAHR III or GAHR IV, as applicable, using the sources indicated above.

NO OFFER OR SOLICITATION

This communication and the information contained herein does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. This communication may be deemed to be solicitation material in respect of the proposed merger.